19 419

[redacted]

08030999

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36247

RECD S.E.C.
MAR 3 1 2008
803

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC
Mail Processing
Section
MAR 3 1 2008
Washington, DC
104

REPORT FOR THE PERIOD BEGINNING 01/01/07 AND ENDING 12/31/07
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Widmann, Siff & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

717 Constitution Drive Suite 106
(No. and Street)

Exton	PA	19341-1140
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kim M. Davis 610-321-6020
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLp
(Name – *if individual, state last, first, middle name*)

One South Market Square	Harrisburg	PA	17101
(Address)	(City)	(State)	(Zip Code)

PROCESSED
APR 1 6 2008
THOMSON
FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kim M. Davis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Widmann, Siff & Co., Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Kim M. Davis
Signature

VP Compliance & Trading
Title

Frances E. Kromer
Notary Public

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Frances E. Kromer, Notary Public
Uwchlan Twp., Chester County
My Commission Expires Dec. 19, 2011
Member, Pennsylvania Association of Notaries

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Widmann, Siff & Co., Inc.

(A wholly owned subsidiary of Valley Forge Asset Management Corp.)

Financial Statements and Supplemental Schedules

December 31, 2007

Widmann, Siff & Co., Inc.
(A wholly owned subsidiary of Valley Forge Asset Management Corp.)
Index
December 31, 2007

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1800 Tysons Boulevard
McLean, VA 22102-4261
Telephone (703) 918 3000
Facsimile (703) 918 3100

Report of Independent Auditors

To the Board of Directors and Stockholder of
Widmann, Siff & Co., Inc.

In our opinion, the accompanying statement of financial condition and the related statement of income, changes in shareholder's equity, and cash flows present fairly, in all material respects, the financial position of Widmann, Siff & Co., Inc. (the "Company") at December 31, 2007, and the results of its operations and its cash flows for the periods from January 1, 2007 through July 31, 2007 ("Predecessor") and from August 1, 2007 through December 31, 2007 ("Successor") in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in the notes to the financial statements, the Company was acquired by Valley Forge Asset Management Corp. ("VFAM") a wholly owned subsidiary of Susquehanna Bancshares, Inc. on August 1, 2007. The acquisition has a material impact on the comparability of the statements of income, changes in stockholders' equity, and cash flows for the periods of January 1, 2007 through July 31, 2007 and August 1, 2007 through December 31, 2007.

The Company is a wholly-owned subsidiary of VFAM. As disclosed in the notes to the financial statements, the Company has transactions and relationships with affiliated companies. The statement of financial condition of the Company is not necessarily indicative of that which would have been had the Company operated independently.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

March 28, 2008

Widmann, Siff & Co., Inc.
(A wholly owned subsidiary of Valley Forge Asset Management Corp.)
Statement of Financial Condition
December 31, 2007

Assets		
Cash	$	504,383
Restricted cash		25,000
Investment advisory fees receivable		47,929
Commissions receivable		14,136
Prepaid expenses and other assets		42,863
Furniture and equipment, at cost, less accumulated depreciation of $50		2,070
Goodwill		736,369
Customer intangible, net of accumulated amortization of $131,350		2,321,020
Total assets	$	3,693,770
Liabilities and Shareholder's Equity		
Liabilities		
Accounts payable, accrued expenses, and other liabilities	$	91,875
Income tax payable		86,418
Deferred tax liability		8,361
Total liabilities		186,654
Shareholder's equity		
Common stock, $1.00 par value, 105 shares authorized and 105 issued and outstanding		105
Additional paid-in capital		3,353,178
Retained earnings		153,833
Total shareholder's equity		3,507,116
Total liabilities and shareholder's equity	$	3,693,770

The accompanying notes are an integral part of these financial statements.

Widmann, Siff & Co., Inc.
(A wholly owned subsidiary of Valley Forge Asset Management Corp.)
Statement of Income
For the Periods from January 1, 2007 to July 31, 2007 (Predecessor) and August 1, 2007 to December 31, 2007 (Successor)

	January 1, 2007 through July 31, 2007 (Predecessor)	August 1, 2007 through December 31, 2007 (Successor)
Revenues		
Investment advisory fees	$ 1,039,181	$ 786,281
Commissions	64,274	122,036
Interest and dividends	1,444	946
Other income	10,245	44,154
Total revenue	1,115,144	953,417
Expenses		
Employee compensation and benefits	729,933	249,288
Commissions	54,294	79,971
Regulatory fees and expenses	4,744	6,885
Consulting and professional expenses	180,755	90,947
Communications and data processing expenses	53,108	36,185
Occupancy expenses	36,817	62,197
Amortization of customer list intangible	-	131,350
Other expenses	55,493	35,463
Total expenses	1,115,144	692,286
Income before provision for income taxes	-	261,131
Provision for income taxes	-	107,298
Net income	$ -	$ 153,833

The accompanying notes are an integral part of these financial statements.

Widmann, Siff & Co., Inc.
(A wholly owned subsidiary of Valley Forge Asset Management Corp.)
Statement of Changes in Shareholder's Equity
For the Periods from January 1, 2007 to July 31, 2007 (Predecessor) and August 1, 2007 to December 31, 2007 (Successor)

Predecessor	Common Stock Shares Outstanding	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Total
Balance as of December 31, 2006	105	$ 105	$ 73,656	$ 73,011	$ 146,772
Net income through July 31, 2007	-	-	-	-	-
Final capital distribution to owners	-	-	(25,439)	(73,011)	(98,450)
Balance as of July 31, 2007	105	$ 105	$ 48,217	$ -	$ 48,322

Successor	Common Stock Shares Outstanding	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Total
Beginning balance on August 1, 2007	105	$ 105	$ 48,217	$ -	$ 48,322
Purchase accounting in connection with combination with VFAM (Note 2)	-	-	3,167,443	-	3,167,443
Capital contribution from Parent	-	-	125,000	-	125,000
Net income from August 1 through December 31, 2007	-	-	-	153,833	153,833
Contribution from Parent related to tax sharing agreement	-	-	12,518	-	12,518
Balance as of December 31, 2007	105	$ 105	$ 3,353,178	$ 153,833	$ 3,507,116

The accompanying notes are an integral part of these financial statements.

Widmann, Siff & Co., Inc.
(A wholly owned subsidiary of Valley Forge Asset Management Corp.)
Statement of Cash Flows
For the Periods from January 1, 2007 to July 31, 2007 (Predecessor) and August 1, 2007 to December 31, 2007 (Successor)

	January 1, 2007 through July 31, 2007 (Predecessor)	August 1, 2007 through December 31, 2007 (Successor)
Cash flows from operating activities		
Net income	$ -	$ 153,833
Adjustments to reconcile net income to cash provided by operating activities		
Amortization and depreciation	-	131,400
Deferred tax liability	-	8,361
(Increase) decrease in operating assets		
Investment advisory fees receivable	(77,838)	52,484
Commissions receivable	4,863	(8,226)
Prepaid expenses and other assets	-	(42,863)
Increase (decrease) in operating liabilities		
Accounts payable, accrued expenses and other liabilities	202,919	(176,804)
Income tax payable	-	98,936
Net cash provided by operating activities	129,944	217,121
Cash flows from investing activities		
Acquisitions, net of cash acquired	-	(21,296)
Purchases of furniture and equipment	-	(2,120)
Net cash used in investing activities	-	(23,416)
Cash flows from financing activities		
Proceeds from capital contribution from Parent	-	125,000
Capital distribution to owners	(98,450)	-
Net cash (used in) provided by financing activities	(98,450)	125,000
Net change in cash	31,494	318,705
Cash at beginning of period	154,184	185,678
Cash at end of period	$ 185,678	$ 504,383
Supplemental schedule of noncash activities		
Contribution of tax benefits from Parent	$ -	$ 12,518

The accompanying notes are an integral part of these financial statements.

1. The Company

Widmann, Siff & Co., Inc. (the "Company") was incorporated on September 30, 1970. The Company is a broker-dealer and investment advisor registered with the Securities and Exchange Commission ("SEC"), and is a member of Financial Industry Regulatory Authority ("FINRA"). The Company clears all transactions through an unaffiliated broker-dealer on a fully disclosed basis. On August 1, 2007, Susquehanna Bancshares, Inc. ("SBI") who is the parent company of Valley Forge Asset Management Corp. ("VFAM") and a bank holding company headquartered in Lititz, Pennsylvania, acquired the Company for $3,125,000 in cash and contributed the Company to VFAM, as a wholly-owned subsidiary of VFAM.

2. Summary of Significant Accounting Policies

Method of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America. Under this basis, revenues are recognized in the year in which they are earned and become measurable, and expenses are recognized in the year they are incurred. The Company's revenues consist primarily of individual and institutional investment advisory fees and commissions on customer trades. Securities transactions and commission revenue and related expenses are recorded on a trade date basis.

Cash
The Company's cash consists of deposits in a noninterest bearing account held with an affiliated bank.

Restricted Cash
Restricted cash is cash that is restricted under the Company's agreement with its clearing broker-dealer.

Furniture and Equipment
Office equipment is recorded at cost. Depreciation is calculated on a straight-line basis, which the depreciable life of the office equipment is seven years. When items of furniture and equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in income.

Subsequent to the acquisition, depreciation expense in the amount of $50 was incurred for the year ended December 31, 2007.

Investment Advisory Fees Receivable
Investment advisory fees receivable includes fees receivable on both individual and institutional customers. Investment advisory fee revenue is recognized for the period in which it is earned and is typically based on assets under management.

Goodwill and Intangible Assets
The Company follows FAS No. 141, *Business Combinations*, and FAS No. 142, *Goodwill and Other Intangible Assets*. Net assets of companies acquired in purchase transactions are recorded at their fair value at the date of acquisition. Intangible assets acquired in acquisitions are identified and amortized on an accelerated basis over their useful lives, which is further detailed in Note 3.

Income Taxes
For the period January 1, 2007 through July 31, 2007 the owners of the Company elected, under the provisions of the Internal Revenue Code, to organize the Company as an "S" corporation. Under this election, the earnings or losses were reported proportionately on the tax returns of the individual owners. Accordingly, no provision for federal and state income taxes was made during that time period.

As of August 1, 2007, the Company is included in the consolidated federal income tax return of SBI. The Company's method of accounting for income taxes conforms with Statement of Financial Accounting Standards Statement No. 109, *Accounting for Income Taxes*. This Statement utilizes the liability method and deferred taxes are determined based on the estimated future tax effects of differences between the financial statements and tax bases of assets and liabilities given the provisions of the enacted tax laws.

Accounting Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, as well as the reported amount of revenues and expenses during the reported period. Actual results could differ from those estimates.

Concentration of Credit Risk
Financial instruments which subject the Company to concentrations of credit risk consist primarily of cash and accounts receivable. The Company deposits its cash with its principal bank, Susquehanna Bank Delaware Valley, which is an affiliated institution. The Company has not required collateral for its accounts receivable.

Combination with VFAM
On August 1, 2007, SBI acquired the Company, a broker-dealer and investment advisor registered with the SEC and a member of FINRA.

The transaction was recorded under the purchase method of accounting prescribed in Statement of Financial Accounting Standards 141, *Business Combinations*. The purchase price, including transaction-related fees, has been allocated on the basis of the estimated fair value of the assets acquired and the liabilities assumed, with the remainder allocated to goodwill. The financial position, results of operations, and cash flows of the Company before the transaction are not comparable to the financial position, results of operations, and cash flows after the transaction. Amounts and disclosures that relate to balances, operations and cash flows prior to the transaction are identified as "Predecessor" financial information of the Company. Amounts and disclosures that relate to balances, operations, and cash flows subsequent to the Transaction are identified as "Successor" financial information of the Company.

SBI contributed the Company into VFAM as a wholly-owned subsidiary of VFAM. The balance sheet of the Company immediately after the acquisition by SBI, was as follows:

Assets acquired at fair value	
Cash	$ 210,678
Accounts receivable	106,324
Goodwill	736,369
Customer intangible	2,452,370
Total assets	$ 3,505,741
Liabilities assumed at fair value	
Accrued expenses payable	289,976
Fair value of Company at acquisition	$ 3,215,765

3. Goodwill and Customer Intangible

On August 1, 2007, SBI contributed the Company to VFAM. The transfer included goodwill of $736,369 and a customer intangible valued at $2,452,370 being amortized on an accelerated basis over 15 years.

The Company recognized amortization expense of $131,350 for the period August 1, 2007 through December 31, 2007.

Estimated amortization expense for the year ended December 31:

2008	$ 306,208
2009	$ 284,529
2010	$ 262,851
2011	$ 241,172
2012	$ 219,494
Subsequent years	$ 1,006,766

4. Income Taxes

The components of the provision for income taxes for the period August 1, 2007 through December 31, 2007 are as follows:

Current	
Federal	$ 76,740
State	22,197
Total current	98,937
Deferred	
Federal	7,142
State	1,219
Total deferred	8,361
Total provision for income taxes	$ 107,298

The differences between income tax expenses at statutory U.S. federal income tax rates and the Company's effective income tax rates are as follows:

Tax on pre-tax income at statutory Federal rate	$ 91,396
State tax provision	15,647
Reduction in tax reserve	255
	$ 107,298

The components of the deferred tax liability, as of December 31, 2007, included goodwill amortization of $8,361 related to Internal revenue Code section 338(h)(10) election made by SBI with respect to the acquisition.

For the period January 1, 2007 through July 31, 2007 the owners of the Company elected, under the provisions of the Internal Revenue Code, to organize the Company as an "S" corporation. Under this election, the earnings or losses were reported proportionately on the tax returns of the individual owners. Accordingly, no provision for federal and state income taxes was made during that time period.

Since August 1, 2007, the Company files a federal tax return with SBI and SBI's subsidiaries. The Company determines its current and deferred income tax expense or benefit on a separate company basis. In accordance with the tax sharing agreement, SBI will reimburse the related entities for any tax benefits recorded on a separate company basis when utilized on the consolidated return, and the related entities will reimburse SBI for any tax expense recorded on a separate company basis. As of December 31, 2007, the amount of tax-related balances due to SBI was $64,221. In conjunction with the tax sharing arrangement, SBI contributed $12,518 in additional paid-in capital in 2007.

5. Benefit Plans

Until July 31, 2007, the Company maintained a 401(k) savings plan which allowed the Company employees to invest a percentage of their earnings, and the Company may make annual contributions for the benefit of participating employees. Contributions to the Company's savings plan, which is included in employee compensation and benefits expense, amounted to $20,000 for the period January 1, 2007 through July 31, 2007.

SBI maintains a 401(k) savings plan which allows the Company employees to invest a percentage of their earnings, matched up to a certain amount specified by SBI. Contributions to SBI's savings plan, which are included in employee compensation and benefits expense, amounted to $3,638 for the period August 31, 2007 through December 31, 2007.

Employees of the Company are covered under SBI's noncontributory pension plan. Retirees of the Company are covered under SBI's life insurance and medical benefits plan. For the year ending December 31, 2007, the Company did not contribute to SBI's pension plan. For the year ending December 31, 2007, the Company had other postretirement benefit expense of $25,634 expenses for other benefits.

6. Lease Commitments

The Company's headquarters is leased from Warner Road Associates which was partially owned by the previous majority shareholder of the Company. Additional office space is also leased from independent third parties. Minimum future lease payments under which the Company is obligated are as follows:

	Lease Commitments
2008	$ 141,541
2009	144,007
2010	73,110
2011	402
2012	-
	$ 359,060

Rent expense for office space and equipment was $36,817 for the period January 1, 2007 through July 1, 2007, and $57,701 for the period August 1, 2007 through December 31, 2007.

7. Related Party Transactions

The Company's employees are eligible to participate in a deferred income plan offered by the Parent. The expense associated with this plan is included as a component of employee compensation and benefits expense on the statement of income.

Additionally, the Company maintains a noninterest bearing deposit account with Susquehanna Bank DV, an affiliate of SBI. These deposits amounted to $504,383 at December 31, 2007.

The Company is a wholly owned subsidiary of the Parent; as such, the statements of financial condition and statements of income may not necessarily be indicative of the financial position and operations that would have existed had the Company operated as an unaffiliated corporation.

8. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had a net deficit of $47,757, which was lower than the minimum net capital requirement by $59,643.

9. Commitments and Contingencies

In the normal course of business, the Company's customer activities involve the execution and settlement of various customer securities transactions. The Company uses a clearing broker to execute certain customer transactions. Such transactions may expose the Company and the clearing broker-dealer to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses which customers may incur.

Widmann, Siff & Co., Inc.
(A wholly owned subsidiary of Valley Forge Asset Management Corp.)
Computation of Net Capital and Aggregate Indebtedness
Pursuant to SEC Rule 15c3-1
December 31, 2007

Schedule I

Net capital	
Total stockholder's equity	$ 3,507,116
Less nonallowable assets	
Excess cash held at affiliated bank	379,622
Deposits	25,000
Accounts receivable - miscellaneous	47,929
Prepaid expenses and other assets	42,863
Furniture and equipment, net	2,070
Goodwill	736,369
Customer intangible, net	2,321,020
Total deductions and other charges	3,554,873
Net deficit	(47,757)
Net capital requirement	
Greater of 6.667% of aggregate indebtedness or $5,000	11,886
Excess net deficit	$ (59,643)
Aggregate indebtedness	
Accounts payable, accrued expenses, and other liabilities	$ 91,875
Income tax payable	86,418
Total aggregate indebtedness	$ 178,293

Reconciliation with FOCUS Report

At December 31, 2007, differences between the above computation of net capital and the corresponding computation prepared by the Company and included in the Company's unaudited Form X-17A-5 Part II filing as of the same dates consisted of the following:

Net capital per unaudited schedule		$ 333,290
Adjustments		
Nonallowable assets	(379,622)	
Retained earnings	(13,943)	
Additional paid in capital	12,518	
Total adjustments		(381,047)
		$ (47,757)

The difference is due to the treatment of taxes and the consideration of deposits held at an affiliated bank in excess of expense threshold in accordance with SEC Rule 15c3-1(c)(2)(iv) to nonallowable assets.

Subsequent to year end, on March 21, 2008, the Company transferred $190,000 from its account with Susquehanna Bank Delaware Valley to a nonaffiliated bank account.

Computation for Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3

December 31, 2007 **Schedule II**

The Company does not perform custodial functions relating to customer securities. Accordingly, the Company is exempt from SEC Rule 15c3-3 under subparagraph (k)(2)(ii) as of December 31, 2007.

Widmann, Siff & Co., Inc.

(A wholly owned subsidiary of Valley Forge Asset Management Corp.)

Report of Independent Accountants on Internal Control Required by SEC Rule 17a-5

December 31, 2007

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1800 Tysons Boulevard
McLean, VA 22102-4261
Telephone (703) 918 3000
Facsimile (703) 918 3100

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5

To the Board of Directors and Stockholder of
Widmann, Siff & Co., Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Widmann, Siff & Co., Inc. (a wholly owned subsidiary of Valley Forge Asset Management Corp.) (the "Company") as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance in such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

PRICEWATERHOUSECOOPERS

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies; that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we consider to be a material weakness, as defined above:

> At December 31, 2007, the Company did not maintain effective controls over the presentation and disclosure of its non-allowable assets. Specifically, the Company did not effectively review its compliance with SEC Rule 15c3-1(c)(2)(iv) to determine the level of cash held at an affiliated entity that was a non-allowable asset. This control deficiency resulted in an adjustment to non-allowable assets causing a net deficit and noncompliance with the Uniform Net Capital Rule. Accordingly, this control deficiency constitutes a material weakness.

This condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of the Company, as of and for the year ended December 31, 2007, and does not affect our report thereon dated March 28, 2008.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were not adequate at December 31, 2007 to meet the SEC's objectives, as described above.

PRICEWATERHOUSECOOPERS

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority ("FINRA"), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

March 28, 2008

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